Exhibit 99.1

NEWS RELEASE

February 29, 2008
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES PRODUCTION CURTAILMENT AT TWO OSB MILLS

Ainsworth Lumber Co. Ltd. today announced that it will curtail operations at its oriented strand board (OSB) mills in Grande Prairie, Alberta and 100 Mile House, BC due to reduced customer demand.  The Grande Prairie mill closure is scheduled to take effect on March 12th for at least two weeks and the 100 Mile House mill closure is planned for March 17th through March 25th.  The Grande Prairie and 100 Mile House mills have annual production capacities of 665 million square feet (3/8” basis) and 425 million square feet (3/8” basis) respectively.

For further information please contact:

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contact:
Bruce Rose, Corporate Development
bruce.rose@ainsworth.ca